Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-211718

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these Notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated February 12, 2018

Pricing Supplement dated February , 2018 to the

Prospectus Supplement dated June 30, 2016 and

Prospectus Dated June 30, 2016

The Toronto-Dominion Bank $[ ● ] Capped Fixed-to-Floating Rate Notes Due February 15, 2021

The Toronto-Dominion Bank (“TD” or “we”) is offering the Capped Fixed-to-Floating Rate Notes due February 15, 2021 (the “Notes”) described below.

CUSIP / ISIN: 89114QLH9 / US89114QLH91

The Notes will accrue interest quarterly at the following per annum rates, calculated using the Day Count Fraction specified below:

•	Years 1: 2.45%, and
•	Years 2-3: The lesser of (a) 3-Month USD LIBOR as of the applicable Coupon Reset Date plus 0.30% and (b) 3.30%. If 3-Month USD LIBOR is negative, the Interest Rate for the relevant Interest Period will be computed giving effect to the negative rate. Negative 3-Month USD LIBOR will reduce the Interest Rate for the relevant Interest Period to a rate that is less than 0.30%, but in no event will the Interest Rate be less than 0.00%.

TD will pay interest on the Notes on the 15th calendar day of each February, May, August and November (each an “Interest Payment Date”), commencing on May 15, 2018.

Any payments on the Notes are subject to the credit risk of TD. The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Notes will not be listed or displayed on any securities exchange or any electronic communications network.

Investment in the Notes involves a number of risks. See “Additional Risk Factors” on page P-5 of this pricing supplement, “Risk Factors” beginning on page S-4 of the prospectus supplement dated June 30, 2016 (the “prospectus supplement”) and “Risk Factors” on page 1 of the prospectus dated June 30, 2016 (the “prospectus”).

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about February 15, 2018, against payment in immediately available funds.

	Public Offering Price	Underwriting Discount[1]	Proceeds to TD
Per Security	$1,000.00	$	$
Total	$	$	$

1 TD Securities (USA) LLC may receive a commission of up to $2.50 (0.25%) per $1,000 principal amount of the Notes and may use up to 0.25% of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The total “Underwriting Discount” and “Proceeds to TD” specified above reflect the aggregate of the underwriting discounts per Note at the time TD established any hedge positions prior to the Pricing Date, which were variable and fluctuated depending on market conditions at such times. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-13 of this pricing supplement.

TD SECURITIES (USA) LLC	P-1

Capped Fixed-to-Floating Rate Notes Due February 15, 2021

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Note:	Capped Fixed-to-Floating Rate Notes
CUSIP / ISIN:	89114QLH9 / US89114QLH91
Underwriter:	TD Securities (USA) LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Pricing Date:	February 12, 2018
Issue Date:	February 15, 2018, which is three Business Days following the Pricing Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (T+2), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two Business Days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
Maturity Date:	February 15, 2021, or if such day is not a Business Day, the next following Business Day and no interest shall be paid in respect of the delay.
Payment at Maturity	On the Maturity Date, TD will pay you the Principal Amount of your Notes plus any accrued and unpaid interest.
Interest Rate:	The Notes will bear interest at the Fixed Interest Rate for the first four quarterly Interest Periods (each such period, a “Fixed Interest Period”) and thereafter at the Floating Interest Rate, subject to the Interest Cap and Interest Floor (each such period, a “Floating Interest Period”).
Interest Period:	For each Interest Payment Date, the quarterly period from, and including, the previous Interest Payment Date (or the Issue Date in the case of the first Interest Payment Date) to, but excluding, the applicable Interest Payment Date (or the Maturity Date in the case of the final Interest Payment Date), in each case, without any adjustment in the event an Interest Payment Date is postponed.
Fixed Interest Rate:	2.45% per annum
Floating Interest Rate:	3-Month USD LIBOR plus the Spread, subject to the Interest Cap and the Interest Floor.
3-Month USD LIBOR or the Floating Reference Rate:	Means, as of any Interest Reset Date, the London interbank offered rate (“LIBOR”) for deposits in U.S. dollars for a period of three (3) months commencing as of such Interest Reset Date, which is displayed on Reuters page “LIBOR01” (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks, as determined by the Calculation Agent), as of 11:00 a.m., London Time on such Interest Reset Date, as described further in the prospectus supplement under “Description of the Notes We May Offer—Interest Rates—Floating Rate Notes—LIBOR Notes”.
Spread	30 basis points (0.30%)

TD SECURITIES (USA) LLC	P-2

Interest Reset Dates:	For each Floating Interest Period, two London Business Days (as defined below) prior to the previous Interest Payment Date.
Interest Cap:	3.30%
Interest Floor:	0.00%
Day Count Fraction:	30/360
Interest Payment Dates:	Quarterly, on the 15th calendar day of each February, May, August and November, commencing on May 15, 2018. If an Interest Payment Date is not a Business Day, interest shall be paid on the next Business Day, without adjustment for period end dates and no interest shall be paid in respect of the delay.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
London Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in London.
U.S. Tax Treatment:	The Notes should be treated for U.S. federal income tax purposes as variable rate debt instruments. Please see the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences”, which applies to your Notes.
Canadian Tax Treatment:	Please see the discussion under the caption “Tax Consequences—Canadian Taxation” in the prospectus, which applies to your Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or any electronic communications network.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus).
Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned “Listing” above and the terms appearing under the caption “Description of the Notes We May Offer” in the prospectus supplement, as modified by this pricing supplement.

TD SECURITIES (USA) LLC	P-3

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” on page P-5 of this pricing supplement, “Risk Factors” beginning on page S-4 of the prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated June 30, 2016:

https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

▪	Prospectus Supplement dated June 30, 2016:

https://www.sec.gov/Archives/edgar/data/947263/000119312516638460/d191617d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

TD SECURITIES (USA) LLC	P-4

Additional Risk Factors

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Interest Payment Dates and the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.

Because the Notes Accrue Interest at a Fixed Rate During the Fixed Interest Period, the Amount of Interest Payable on Your Notes on Each Interest Payment Date During the Fixed Interest Period May Be Below Market Interest Rates.

Because interest payable on your Notes during the Fixed Interest Period accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the Interest Payment Dates during the Fixed Interest Period will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may affect market interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial and other events that affect markets generally that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the Fixed Interest Rate relative to market interest rates before investing, and be willing to forgo market interest rates during the Fixed Interest Period.

Because the Notes Accrue Interest at the Floating Interest Rate During the Floating Interest Period, You May Receive a Lesser Interest Rate During Such Period Relative to That of the Fixed Rate Period.

The interest payable on the Notes during the Floating Interest Period will accrue at the Floating Interest Rate. The Floating Reference Rate on which the Floating Interest Rate is based will vary and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of the Floating Reference Rate and the possibility that the Floating Interest Rate on the Notes will decrease during the Floating Interest Period.

After the Fixed Interest Periods, the Amount of Each Interest Payment on an Interest Payment Date is Variable and May Be as Low as the Interest Floor.

Following the Fixed Interest Periods, you will receive interest on the applicable Interest Payment Date based on a rate per annum equal to the Floating Interest Rate.  While the interest rate applicable to each Interest Payment Date after the Fixed Interest Periods will fluctuate because it is based on the Floating Interest Rate, the Interest Rate for any Interest Payment Date during the Floating Interest Period will not be greater than the Interest Cap or less than the Interest Floor. If the Floating Reference Rate is less than or equal to zero, it may cause the Floating Interest Rate for the applicable Interest Payment Date during the Floating Interest Period to be equal to the Interest Rate Floor, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential interest payments payable on the Notes as compared to that of our or other similar debt securities of a comparable maturity.

The Floating Interest Rate Is Limited by the Interest Cap.

The Interest Rate on the Notes for the Floating Interest Period is limited to the Interest Cap. Even if the Floating Interest Rate is greater than the Interest Cap, the Notes will bear interest for such Floating Interest Period only at the Interest Cap, which may be lower than that of similar debt securities of a comparable maturity then-prevailing in the market. As a result, you will not be fully compensated for any loss in value due to inflation and other factors relating to the value of money over time.

LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

LIBOR, and therefore the value of the Notes, is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market;
•	changes in, or perceptions about future LIBOR rates;
•	general economic conditions;
•	policies of the U.S. Federal Reserve Board regarding interest rates;
•	supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;

TD SECURITIES (USA) LLC	P-5

•	sentiment regarding credit quality in the U.S. and global credit markets;
•	inflation and expectations concerning inflation;
•	performance of capital markets;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR; and
•	the time remaining to the maturity of the Notes.

The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower LIBOR will result in the Floating Interest Rate decreasing, but in no case will the Floating Interest Rate be greater than the Interest Cap or less than the Interest Floor.

Changes in Banks’ Inter-Bank Lending Rate Reporting Practices or Methods Pursuant to which LIBOR Rates are determined may adversely affect the Value of Your Notes.

LIBOR and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the British Bankers’ Association to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

On July 27, 2017, the Chief Executive of the FCA announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the UK or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities such as the Notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates during the term of the Notes, any trading market for the Notes and their value.

It is not possible to predict the further effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined or any other reforms to LIBOR that may be enacted in the U.K., the European Union (the “EU”) and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, ICE Administration, the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged decrease (or increase) in the reported LIBOR rates. If that were to occur, the level of interest payments on and the value of the Notes may be adversely affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations and other proposed reforms will continue to be adopted and the timing of such changes may adversely affect any trading market for the Notes and their value.

At an international level, efforts to reform “benchmarks” include (i) International Organization of Securities Commissions’ Principles for Financial Market Benchmarks (July 2013), (ii) European Securities and Markets Authority-European Banking Authority’s Principles for the benchmark-setting process (June 2013), and (iii) the European Commission’s regulation on indices used as “benchmarks” in certain financial instruments and financial contracts, or to measure the performance of investment funds (June 2016) (the “Benchmark Regulation”).

The Benchmark Regulation applies to the use of “benchmarks” in the European Union, and would, among other things, (i) require benchmark administrators to be authorized (or, if non-European Union-based, to be qualified for use) and to comply with extensive requirements in relation to the administration of “benchmarks” and (ii) ban the use of “benchmarks” of unauthorized administrators. The scope of the Benchmark Regulation is wide and, in addition to so-called “critical benchmark” indices such as LIBOR, also applies to many interest rate and foreign exchange rate indices, equity indices, and other indices (including “proprietary” indices or strategies) where referenced in financial instruments, financial contracts, and investment funds.

The full impact of the Benchmark Regulation is presently unclear. However, it could potentially have a material impact on any securities based on or linked to a “benchmark”, including the Notes, in a range of circumstances including, without limitation, where:

•	the administrator of a “benchmark” relating to a series of securities does not have or obtain or ceases to have the appropriate European Union authorizations in order to operate such a “benchmark” or is based in a non-European Union jurisdiction and does not qualify the “benchmark” for use in the European Union. In such an event, depending on the particular “benchmark” and the applicable terms of the securities, the securities may be adversely affected; and

TD SECURITIES (USA) LLC	P-6

•	the methodology or other terms of the “benchmark” relating to a series of securities is changed in order to comply with the terms of the Benchmark Regulation, and such changes have the effect of reducing or increasing the published rate or level of the “benchmark” or of affecting the volatility of such published rate or level, or otherwise result in an adverse effect on the trading market for, return on or the value of the Notes.

More broadly, the FCA Rules, the Benchmark Regulation, and any of the other international, national, or other proposals for reform or general increased regulatory scrutiny of “benchmarks” could have a material adverse effect on the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or participate in certain “benchmarks,” trigger changes in the rules or methodologies used in the determination of certain “benchmarks,” or may even lead to the disappearance of certain “benchmarks.” The disappearance of, or uncertainty relating to the continued existence of, a “benchmark” or changes in the manner of determination of or administration of a “benchmark” may adversely affect the trading market for, return on, or value of the Notes.

In addition to the international proposals for the reform of “benchmarks” described above, there are numerous other proposals, initiatives, and investigations which may impact the use and regulation of “benchmarks.” For example, there are ongoing global investigations into the setting of foreign exchange rate “benchmarks,” which may result in further regulation around the setting of foreign exchange rates.

Any of the above changes or any other consequential changes to LIBOR as a result of U.K., European Union, or other international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes could have a material adverse effect on the value of and return the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the interest payments on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision.

If a published Floating Reference Rate is unavailable, the Interest Rate on the Notes during the Floating Interest Period will be determined using the alternative methods set forth in the accompanying prospectus supplement under “Description of the Notes We May Offer—Interest—Interest Rates—Floating Rate Notes—Calculation of Interest—LIBOR Notes”. Any of these alternative methods may result in interest payments that are lower than or that do not otherwise correlate over time with the payments that would have been made on the Notes during the Floating Interest Period if the Floating Reference Rate was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of Floating Reference Rate may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth in the accompanying prospectus supplement under “Description of the Notes We May Offer—Interest—Interest Rates—Floating Rate Notes—Calculation of Interest—LIBOR Notes” a published Floating Reference Rate is unavailable during the Floating Interest Period and banks are unwilling to provide quotations for the calculation of the Floating Reference Rate, the alternative method sets the Interest Rate for an Interest Period as the same rate as the immediately preceding Interest Period, which could remain in effect for the remaining term of the Notes, and the value of the Notes may be adversely affected.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TD Securities (USA) LLC and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TD Securities (USA) LLC or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the Issue Price, and as a result, you may suffer substantial losses.

The Temporary Price at Which TD Securities (USA) LLC May Initially Buy The Notes in the Secondary Market May Exceed Other Secondary Market Values and, Depending on Your Broker, the Valuation Provided on Your Customer Account Statements May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which TD Securities (USA) LLC may initially buy or sell the Notes in the secondary market (if TD Securities (USA) LLC makes a market in the Notes, which it is not obligated to do) may, for a temporary period after the Pricing Date of the Notes, exceed the secondary market value of the Notes, as discussed further under “Supplemental Plan of Distribution (Conflicts of Interest).” During this temporary period such prices may, depending on your broker, be greater than the valuation provided on your customer account statements; you should inquire with your broker as to the valuation

TD SECURITIES (USA) LLC	P-7

provided on your customer account statement. The price at which TD Securities (USA) LLC may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

Significant Aspects of the Tax Treatment of the Notes May Be Uncertain.

The U.S. tax treatment of the Notes may be uncertain. Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. You should consult your tax advisor about your tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see “Tax Consequences—Canadian Taxation” in the prospectus. If you are not a Non-resident Holder (as that term is defined in “Canadian Taxation” in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

TD SECURITIES (USA) LLC	P-8

Historical Performance of LIBOR

We obtained the information regarding the historical performance of the Floating Reference Rate below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service and have not undertaken an independent review or due diligence of the information. The historical performance of the Floating Reference Rate should not be taken as an indication of its future performance. We cannot give you assurance that the performance of the Floating Reference Rate will result in any Interest Rate during a Floating Interest Period in excess of the Coupon Floor.

Historically, the Floating Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the Floating Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during any Floating Interest Period.

On February 8, 2018, the Floating Reference Rate was 1.81050%. The graph below sets forth the historical performance of the Floating Reference Rate from February 8, 2008 through February 8, 2018. Past performance of the Floating Reference Rate is not indicative of future performance of the Floating Reference Rate.

TD SECURITIES (USA) LLC	P-9

Supplemental Discussion of U.S. Federal Income Tax Consequences

General The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the Notes. This discussion replaces the federal income tax discussions in the prospectus supplement and prospectus.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:

•	an individual who is a citizen or a resident of the U.S., for U.S. federal income tax purposes;
•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the U.S. or any State thereof (including the District of Columbia);
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust if a court within the U.S. is able to exercise primary supervision over its administration, and one or more U.S. persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a Note that is:

•	a nonresident alien individual for federal income tax purposes;
•	a foreign corporation for federal income tax purposes; or
•	an estate or trust whose income is not subject to federal income tax on a net income basis.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. for U.S. federal income tax purposes by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. In addition, this summary addresses only holders that purchase Notes at initial issuance, and own Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the U.S.; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the Notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or non-U.S. tax consequences of the purchase, ownership or disposition of the Notes. Persons considering the purchase of Notes should consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Treatment of the Notes as Debt for U.S. Federal Income Tax Purposes and Payments of Interest

In the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, the Notes will be treated as debt for U.S. federal income tax purposes. Whether the Notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments”, however, will depend upon the facts at the time of issuance of the Notes. If the determination were made as of the date hereof, we would treat the Notes as “variable rate debt instruments”, and the discussion herein is based on this treatment.

If, based on market conditions as of the time of issuance of the Notes, the Notes are not treated as “variable rate debt instruments”, they will instead be treated as “contingent payment debt instruments” (or “CPDI”) for U.S. federal income tax purposes. Under this treatment, (i) regardless of your regular method of tax accounting, in each year that you held the Notes you would be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes, and (ii) any gain on the sale, exchange or retirement of the Notes would be treated as ordinary income.

You should consult your tax adviser regarding the potential consequences to you if the Notes are treated as contingent payment debt instruments.

Sale, Exchange or Maturity of the Notes. Upon the disposition of a Note by sale, exchange, maturity or other taxable disposition, a U.S. Holder should generally recognize taxable gain or loss equal to the difference between (1) the amount realized on such taxable

TD SECURITIES (USA) LLC	P-10

disposition (other than amounts attributable to accrued but untaxed interest) and (2) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s cost of the Note. Because the Note is held as a capital asset, such gain or loss will generally constitute capital gain or loss. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The deductibility of a capital loss realized on the sale, exchange, maturity or other taxable disposition of a Note is subject to limitations.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Variable Rate Debt Instruments. In order to qualify as a “variable rate debt instrument”:

•	the issue price of the Note must not exceed the total amount of noncontingent principal payments on the Note by more than the product of such principal payments and the lesser of (i) 15% or (ii) the product of 1.5% and the number of complete years in the Note’s term, and
•	the Note must not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

For purposes of determining if a Note is a variable rate debt instrument, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current rate.” A qualified floating rate (or objective rate, as described below) must be set at a current value of that rate. A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate, unless the variable rate is either:

•	a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, or
•	a product of a qualified floating rate times a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate (or objective rate) if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note. A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other. A variable rate that is subject to an interest rate cap, floor, governor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, and is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is defined as a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within our control (or the control of one of our affiliates) or that is unique to our circumstances (or those of a related party)). The IRS may designate other variable rates that will be treated as objective rates. However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term. A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percentage points. An objective rate is a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding permissible rate caps, floors, governors and similar restrictions as those discussed above).

Contingent Payment Debt Instruments

Notes that provide for a variable rate of interest but that do not qualify as variable rate debt instruments are treated as CPDI. If a CPDI is issued for cash or publicly traded property, original issue discount (“OID”) is determined and accrued under the “noncontingent bond method.”

Under the noncontingent bond method, for each accrual period, U.S. Holders of the Notes accrue OID equal to the product of (i) the “comparable yield” (adjusted for the length of the accrual period) and (ii) the “adjusted issue price” of the Notes at the beginning of the accrual period. This amount is ratably allocated to each day in the accrual period and is includible as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the CPDI, whether or not the amount of any payment is fixed or determinable in the taxable year. Thus, the noncontingent bond method may result in recognition of income prior to the receipt of cash.

TD SECURITIES (USA) LLC	P-11

In general, the comparable yield of a CPDI is equal to the yield at which the Issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the CPDI, including level of subordination, term, timing of payments, and general market conditions. For example, if a hedge of the CPDI is available that, if integrated with the CPDI, would produce a “synthetic debt instrument” with a specific yield to maturity, the comparable yield will be equal to the yield of the synthetic debt instrument. However, if such a hedge is not available, but similar fixed rate debt instruments of the Issuer are traded at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the issue date and the spread.

In general, a U.S. Holder’s basis in a CPDI is increased by the projected contingent payments accrued by the holder under the projected payment schedule (as determined without regard to adjustments made to reflect differences between actual and projected payments) and reduced by the amount of any non-contingent payments and the projected amount of any contingent payments previously made. Gain on the taxable disposition of a CPDI generally is treated as ordinary income. Loss, on the other hand, is treated as ordinary only to the extent of the U.S. Holder’s prior net OID inclusions (i.e., reduced by the total net negative adjustments previously allowed to the U.S. Holder as an ordinary loss) and capital to the extent in excess thereof. As with net negative adjustments, these ordinary losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. However, the deductibility of a capital loss realized on the taxable disposition of a Note is subject to limitations.

Prospective investors should consult their tax advisors with respect to the possible application of the CPDI provisions to the Notes.

Medicare Tax on Net Investment Income

U.S. Holders that are individuals or estates and certain trusts are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax to your investment in the Notes.

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” in excess of an applicable threshold may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this reporting obligation to your ownership of the Notes.

Backup Withholding and Information Reporting

Interest paid on, and the proceeds received from a sale, exchange, maturity or other taxable disposition of Notes held by a U.S. Holder will be subject to information reporting unless the U.S. Holder is an “exempt recipient” and may also be subject to backup withholding if the holder fails to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Prospective investors in the Notes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

TD SECURITIES (USA) LLC	P-12

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TD Securities (USA) LLC, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TD Securities (USA) LLC will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the securities directly to investors. TD Securities (USA) LLC or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. TD Securities (USA) LLC may receive a commission of up to $2.50 (0.25%) per $1,000 principal amount of the Notes and may use up to 0.25% of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The total “Underwriting Discount” and “Proceeds to TD” to be specified on the cover hereof will reflect the aggregate of the underwriting discounts per Note at the time TD established any hedge positions prior to the Pricing Date, which may be variable and fluctuate depending on market conditions at such times.

We expect that delivery of the Notes will be made against payment for the Notes on or about February 15, 2018, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (T+2), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two Business Days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade. Please also see “Plan of Distribution” in the prospectus.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which TD Securities (USA) LLC may initially buy or sell the Notes in the secondary market, if any, may, for a temporary period expected to be approximately 18 months after the Pricing Date, exceed the secondary market value of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. This discretionary election and the temporary reimbursement period are determined on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Pricing Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Conflicts of Interest. TD Securities (USA) LLC is an affiliate of TD and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. This offering of the Notes will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, neither TD Securities (USA) LLC nor any other affiliated agent of ours is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We may use this pricing supplement in the initial sale of the Notes. In addition, TD Securities (USA) LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Prohibition of Sales to European Economic Area Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

TD SECURITIES (USA) LLC	P-13